Dreyfus Institutional Preferred Plus Money Market Fund
Statement of Investments
June 30, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Commercial Paper - 3.3%		
Deutsche Bank Financial LLC		
3.40%, 7/1/2005	8,000,000	8,000,000
UBS Finance Delaware LLC		
3.39%, 7/1/2005	8,000,000	8,000,000
Total Commercial Paper		
(cost $16,000,000)		**16,000,000**
U.S. Government Agencies - 68.2%		
Federal Home Loan Banks, Discount Notes		
2.65%, 7/1/2005		
(cost $336,000,000)	336,000,000	**336,000,000**
Time Deposits - 28.5%		
American Express Centurion Bank (Grand Cayman)		
3.31%, 7/1/2005	19,000,000	19,000,000
Chase Manhattan Bank USA (Grand Cayman)		
3.31%, 7/1/2005	8,000,000	8,000,000
Citibank N.A. (Nassau)		
3.31%, 7/1/2005	19,000,000	19,000,000
Fortis Bank (Grand Cayman)		
3.38%, 7/1/2005	8,000,000	8,000,000
HSBC Bank USA (Grand Cayman)		
3.30%, 7/1/2005	8,000,000	8,000,000
Key Bank N.A. (Grand Cayman)		
3.34%, 7/1/2005	8,000,000	8,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
3.34%, 7/1/2005	19,000,000	19,000,000
Marshall & Ilsley Bank (Grand Cayman)		
3.30%, 7/1/2005	19,000,000	19,000,000
National City Bank (Grand Cayman)		
3.13%, 7/1/2005	24,600,000	24,600,000
Societe Generale (Grand Cayman)		
3.38%, 7/1/2005	8,000,000	8,000,000
Total Time Deposits		
(cost $140,600,000)		**140,600,000**
Total Investments (cost $492,600,000)	**100.0%**	**492,600,000**
Cash and Receivables (Net)	**0.0%**	**20,895**
Net Assets	**100.0%**	**492,620,895**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

a Variable interest rate - subject to periodic change.
b These notes were acquired for investment, and not with the intent to distribute
  These securities were acquired from 00/00/00 to 00/00/00 at a cost par value. At
  $00 representing approximately 0.0% of net assets and are valued at amortized

Dreyfus Institutional Preferred Money Market Fund
Statement of Investments
June 30, 2005 (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit - 38.8%		
Banco Bilbao Vizcaya Argentaria S.A. (Yankee)		
3.39%, 9/22/2005	30,000,000	30,000,000
Barclays Bank PLC (Yankee)		
3.12%, 7/12/2005	350,000,000	350,000,000
BNP Paribas (London)		
3.10%, 7/11/2005	400,000,000	400,000,000
Calyon New York Branch (Yankee)		
3.14%, 8/4/2005	400,000,000	400,000,000
Citibank N.A.		
3.27%, 9/7/2005	300,000,000	300,000,000
Depfa Bank PLC (Yankee)		
3.10%, 7/12/2005	200,000,000	200,000,000
Dexia Credit Locale (Yankee)		
3.40%, 9/22/2005	350,000,000	350,004,000
Natexis Banques Populares (Yankee)		
3.27% - 3.40%, 9/7/2005 - 9/23/2005	300,000,000	300,001,763
Nordea Bank Finland PLC (Yankee)		
3.39%, 9/21/2005	300,000,000	300,000,000
Toronto-Dominion Bank (Yankee)		
3.15%, 8/5/2005	100,000,000	100,000,000
Washington Mutual Bank		
3.15%, 8/1/2005	150,000,000	150,000,000
Wells Fargo Bank N.A.		
3.10%, 7/8/2005	300,000,000	300,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $3,180,005,763)		**3,180,005,763**
Commercial Paper - 38.5%		
ASB Bank Ltd.		
3.45%, 9/22/2005	20,000,000	19,842,300
Cafco LLC		
3.14%, 7/25/2005	100,000,000 a	99,792,333
CC USA Inc.		
3.14% - 3.17%, 7/26/2005 - 8/5/2005	121,548,000 a	121,260,605
CRC Funding LLC		
3.10% - 3.14%, 7/11/2005 - 7/25/2005	82,000,000 a	81,887,106
CSFB (USA) Inc.		
3.10% - 3.39%, 7/13/2005 - 9/21/2005	222,800,000	221,757,337
Deutsche Bank Financial LLC		
3.40%, 7/1/2005	75,000,000	75,000,000
Edison Asset Securitization		
3.14%, 8/1/2005	80,524,000 a	80,307,659
General Electric Capital Corp.		
3.10% - 3.13%, 7/11/2005 - 8/1/2005	400,000,000	399,111,028
General Electric Capital Services inc.		
3.13%, 8/1/2005	300,000,000	299,196,583
Grampian Funding LLC		
3.16%, 8/5/2005	335,000,000 a	333,980,576
Greenwich Capital Holdings Inc.		
3.40%, 7/1/2005	150,000,000	150,000,000
HBOS Treasury Services PLC		
3.16%, 8/5/2005	100,000,000	99,695,694
ING America Insurance Holdings Inc.		
3.15%, 8/5/2005	50,000,000	49,848,333
ING (U.S.) Funding LLC		
3.39%, 9/19/2005	100,000,000	99,253,333
Monta Blanc Captial Corp.		
3.39%, 9/16/2005	50,000,000 a	49,640,667
Morgan Stanley		
3.12% - 3.16%, 7/12/2005 - 8/4/2005	150,000,000	149,657,028
Norddeutsche Landesbank Luxembourg S.A.		
3.10% - 3.11%, 7/7/2005 - 7/12/2005	225,000,000	224,850,033
Skandinaviska Enskilda Banken AB		
3.10%, 7/11/2005 - 7/12/2005	300,000,000	299,733,067
Societe Generale N.A. Inc.		
3.10%, 7/12/2005	75,000,000	74,929,417
UBS Finance Delaware LLC		
3.39%, 7/1/2005	225,000,000	225,000,000
Total Commercial Paper		
(cost $3,154,743,099)		**3,154,743,099**
Corporate Notes - 6.1%		
Bank of America N.A.		
3.06%, 1/19/2006	150,000,000 b	150,000,000
Fifth Third Bancorp.		
3.26%, 11/23/2009	200,000,000 b	200,000,000
Morgan Stanley		
3.13%, 2/3/2011	150,000,000 b	150,000,000
Total Corporate Notes		
(cost $500,000,000)		**500,000,000**
U.S. Government Agencies-7.2%		
Federal Home Loan Banks, Floating Rate Notes		
3.06%, 8/4/2005 - 4/11/2006	600,000,000 b	
(cost $599,866,870)		**599,866,870**
Time Deposits - 9.5%		
Fortis Bank (Grand Cayman)		
3.38%, 7/1/2005	75,000,000	75,000,000
Key Bank N.A. (Grand Cayman)		
3.31%, 7/1/2005	222,000,000	222,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
3.38%, 7/1/2005	150,000,000	150,000,000
National City Bank (Grand Cayman)		
3.25%, 7/1/2005	279,000,000	279,000,000
Wells Fargo & Co. (Grand Cayman)		
3.31%, 7/1/2005	50,000,000	50,000,000
Total Time Deposits		
(cost $776,000,000)		**776,000,000**
Total Investments (cost $8,210,615,732)	100.1%	8,210,615,732
Liabilities, Less Cash and Receivables	(.1%)	(7,134,742)
Net Assets	100.0%	8,203,480,990

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt
   from registration, normally to qualified institutional buyers. At June 30,2005, these securities amounted to $766,868,946 or 9.3% of
   net assets.
b Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.